UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TRANSPORTADORA DE GAS DEL SUR S.A.
(Name of Issuer)
GAS TRANSPORTER OF THE SOUTH INC
(Translation of Issuer's Name into English)
American Depositary Shares, representing Class “B” Shares
(Title of Class of Securities)
893870204
(CUSIP Number)
August 8, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	893870204

1	NAMES OF REPORTING PERSONS Broad Bay Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

	5	SOLE VOTING POWER

NUMBER OF		0 (see Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,833,493 American Depositary Shares (representing Class B Shares)*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (see Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

5,833,493 American Depositary Shares (representing Class B Shares)*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,833,493 American Depositary Shares (representing Class B Shares)*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.5% of the Class B Shares*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
*The Reporting Persons are currently the beneficial owners of 5,833,493 American Depositary Shares (“ADS”) representing 29,167,465, or 7.5%, of the Class B Shares of Transportadora De Gas Del Sur S.A. (the “Issuer”), based on 389,302,689 Class B Shares stated to be outstanding as of March 31, 2010, in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on June 10, 2011. Each ADS represents 5 Class B Shares of the Issuer.

CUSIP No.	893870204

1	NAMES OF REPORTING PERSONS Joseph Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		0 (see Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,833,493 American Depositary Shares (representing Class B Shares)*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (see Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

5,833,493 American Depositary Shares (representing Class B Shares)*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,833,493 American Depositary Shares (representing Class B Shares)*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.5% of the Class B Shares*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*The Reporting Persons are currently the beneficial owners of 5,833,493 ADS representing 29,167,465, or 7.5%, of the Class B Shares of the Issuer, based on 389,302,689 Class B Shares stated to be outstanding as of March 31, 2010, in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on June 10, 2011. Each ADS represents 5 Class B Shares of the Issuer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G initially filed on May 23, 2011 (the “Original Filing”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing. This Amendment No. 1 is being filed to reflect a decrease of more than 5% of the Reporting Persons’ beneficial ownership of the Issuer’s outstanding Common Shares from the time of the Original Filing to this Amendment No. 1.
Item 4. Ownership.
(a)	Amount beneficially owned:

5,833,493 ADS, which is equivalent to 29,167,465 Class B Shares.*

(b)	Percent of class:

7.5% of the outstanding Class B Shares.*

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote:

0*

(ii)	Shared power to vote or to direct the vote:

5,833,493 ADS, which is equivalent to 29,167,465 Class B shares.*

(iii)	Sole power to dispose or direct the disposition of:

0*

(iv)	Shared power to dispose or to direct the disposition of:

5,833,493 ADS, which is equivalent to 29,167,465 Class B shares.*

*	Broad Bay has shared voting power and shared dispositive power with regard to 5,833,493 ADS, representing 29,167,465 Class B Shares, which it owns directly. Joseph Lewis has shared voting power and shared dispositive power with regard to the 5,833,493 ADS, representing 29,167,465 Class B Shares, owned directly by Broad Bay.
Item 10. Certification.
(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1	Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2011	BROAD BAY LTD.
	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Director

JOSEPH LEWIS
	By:	/s/ Joseph Lewis
	Name:	Joseph Lewis, Individually